Simpson Thacher & Bartlett LLP gaikokuho jimu bengoshi jimusho
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April 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, DC 20549

Attention:

John Spitz, Staff Accountant

Michael Volley, Staff Accountant

Lulu Cheng

Justin Dobbie

Re:	Coincheck Group B.V.

Amendment No. 4 to

Draft Registration Statement on Form F-4

Submitted April 11, 2023

CIK No. 0001913847

Ladies and Gentlemen:

On behalf of Coincheck Group B.V. (the “CCG”), we are concurrently transmitting herewith Amendment No. 5 (“Amendment No. 5”) to the Draft Registration Statement on Form F-4 (CIK No. 0001913847) initially confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on May 20, 2022 (the “Draft Registration Statement”). The Draft Registration Statement includes disclosure regarding the operations of, and consolidated financial statements for, Coincheck, Inc. (the “Company”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 13, 2023 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Draft Registration Statement to update certain other disclosures, including to update the Company’s disclosure to include its financial results for the fiscal year ended March 31, 2023 and the six months ended September 30, 2023.

BEIJING	Brussels	HONG KONG	Houston	LONDON	Los Angeles	New York	Palo Alto	SÃo Paulo	Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

Amendment No. 4 to Draft Registration Statement on Form F-4 Submitted April 11, 2023

General

1.	Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses and may have further comments.

In response to the Staff’s comment, the Company acknowledges that there may be further comments in connection with the Company’s accounting policies and the disclosure provided in prior responses.

Questions and Answers About the Business Combination, page 28

2.	We note your response to comment 2 and reissue in part. We note the maximum redemption scenario assumes that Thunder Bridge Public Stockholders exercise redemption rights with respect to 57.7% of the outstanding shares of Class A Common Stock. We also note your disclosure on page 31 that if redemptions exceed 57.7% and Coincheck’s equityholders waive the Minimum Cash Condition and the transaction is still consummated, the resulting impact could be materially different from what is being disclosed in the Maximum Redemptions scenario and that there can be no assurance regarding which scenario will be closest to the actual results. Please revise to disclose the potential impact of redemptions on the per share value of the shares owned by nonredeeming shareholders, by including additional scenarios where redemptions exceed 57.7% and Coincheck’s equityholders waive the Minimum Cash Condition. Please also revise other references to the maximum redemption scenario elsewhere in the document, as appropriate. In addition, please revise the pro forma financial information, as needed, to present additional scenarios to the extent significantly different results may occur, and to disclose the potential impact of redemptions. Refer to Rule 11-02(a)(10) of Regulation S-X for guidance.

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 5 to reflect a maximum redemption scenario of 100% redemptions.

Risk Factors

Risks Relating to Third Parties

We are exposed to credit risks due to our reliance on cryptocurrency exchange brokers, page 75

3.	We note your response to comment 7. We also note that the amount of crypto assets you deposited with bitFlyer as of December 31, 2022 was approximately ¥215 million, which was larger than the amount deposited with Binance as of such date. Please revise the table on page 76 to reflect updated amounts deposited with Binance and other cover counterparties through March 31, 2023, as well as revise your disclosure preceding the table to the extent Binance is no longer your largest single credit exposure.

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of Amendment No. 5.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined

Balance Sheet - Adjustment F, page 132

4.	We note your responses included in Appendix A of your April 10, 2023 letter regarding the accounting treatment of the earn-out shares. Please address the following:

●	We note that you determined the fair value of the shareholder earn-outs was JPY 47,066 billion, which has the impact of bringing the historical Coincheck equity balance of JPY 11,111 billion to a large negative equity balance. Please disclose the business purpose for issuing the shareholder earn-outs.

●	Please explain the key assumptions and inputs used to measure the fair value of the earn-out shares. Please ensure your description identifies the assumptions and inputs that have the biggest impact on the measurement. Please refer to Rule 11-02(a)(8).

●	We note that the terms of a Thunder Bridge common share include a redemption right and that this redemption right may have a large impact on its price. Considering that the earn-out shares will not have a similar redemption right, please tell us why you believe it is appropriate to use the unadjusted share price of Thunder Bridge common stock as an input to the fair value measurement of the earn-outs presented in the pro forma financial information.

●	Please revise to clarify, if true, that the stock price input used to measure the fair value of the earn-out shares as part of the initial accounting for the business combination will use the stock price value based on the IFRS 2 definition of grant date, which would appear to be the date when shareholder approval is obtained and the redemption right is no longer present. If so, consider whether it would be appropriate to disclose that the earn-out valuation in the pro formas could be subject to a material change in the final valuation given the potential significant change in the assumption related to the stock price input to the Monte Carlo simulation model.

The Company has revised the disclosure on page 141 to reflect the business purposes for issuing the shareholder earn-outs.

The Company has revised the disclosure for (F) within Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet on page 134 to disclose the inputs and assumptions that have the largest impact on the measurement, including the potential material change in the final valuation model based on the input of the stock price assumption.

The transaction exchange rate is based on a $1,250,000,000 enterprise value and a $10.00 SPAC share price input assumption, which was agreed upon within the Business Combination Agreement. The shares received at the time of the transaction closing will not have the redemption right as the redemption features will be expired, or settled, at closing. Subsequent to the Business Combination Agreement, and as reflected in each filing therein, management has updated the stock price assumption as described in the paragraph immediately below.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

Shares will be exchanged at the transaction closing based on the exchange ratio and the stock price at closing, as defined in the Business Combination Agreement. The stock price input for the share exchange ratio utilizes the stock price on the closing date. Accordingly, management’s valuation for the pro-forma adjustment utilizes the most recent practicable closing stock price as of the valuation date, which will be updated at transaction closing. Because the stock price at closing will not include any redemption features at closing, management has assumed that the stock price input assumption for the pro-forma adjustments is the most recent stock price prior to each filing. Further, the transaction closing date will be the grant date in accordance with IFRS 2, which is after the requisite approvals are obtained (shareholder approval). The fair values of the Earn Outs are dependent on the closing stock price at the transaction closing date.

Note 3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations, page 134

5.	Please tell us how you determined adjustment (HH), which increases expenses, is consistent with the accounting determinations described in Annex A in your letter dated April 10, 2023, in which you determined that Company Earn-Out Shares represents a pro-rata dividend recorded as a debit to retained earnings.

The Company has revised the presentation of adjustment (F) in the Unaudited Pro Forma Condensed Combined Balance Sheet within on page 141 of Amendment No. 5 to reclassify the debit of the Earn Outs accounting entries from expense to retained earnings as described in Annex A of the previous submission.

Information About Coincheck

Our Services

Exchange Platform, page 197

6.	We note your disclosure regarding your evaluation process for “new” crypto assets. To the extent accurate, please revise to clarify that by “new” you mean crypto assets being handled for the first time in Japan and not crypto assets that are new to the Coincheck platform.

In response to the Staff’s comment, the Company has revised the disclosure on page 208 of Amendment No. 5 to clarify that “new” means crypto assets being handled for the first time by the Company. In addition to its internal approval process, the Company then proceeds to obtain JVCEA approval and confirmation of no objection for any crypto assets that are being handled for the first time in Japan. However, the Company still evaluates all crypto assets which will be newly admitted for trading on its own platform, regardless of whether such crypto assets have been handled in Japan previously by other exchange platforms.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

Coincheck IEO, page 202

7.	We note disclosure that you have conducted a second IEO with Financie, Inc. resulting in over ¥20 billion in subscriptions from approximately 25,000 accounts. Please tell us and revise your filing beginning on page 221 to disclose the commissions received from the issuer and subscribers and any gains recorded on the receipt and sale of any IEO tokens received, as applicable.

In response to the Staff’s comment, the Company has revised the disclosure on page 235 of Amendment No. 5.

High Level of Security, page 206

8.	We note your responses to comments 5 and 7 in which you state that you are currently re-evaluating your cover counterparty relationship with Binance, which may lead to terminating the relationship. Here or under an appropriately captioned heading, please revise your disclosure to include this information and to provide a more detailed description of your risk management measures as provided in your responses to comments 6 and 7.

In response to the Staff’s comment, the Company has revised the disclosure on page 217 of Amendment No. 5.

Regulatory Environment

Self-Regulatory Organization and Self-Regulatory Rules on Crypto Asset Exchange Service

Providers, page 210

9.	We note your response to comment 8 that the possibility of conflicts of interest resulting from Mr. Hasuo’s dual positions at the JVCEA and Coincheck is limited. However, please revise to disclose how Mr. Hasuo, the JVCEA and Coincheck will identify and address in the event that a conflict of interest does arise.

In response to the Staff’s comment, the Company has revised the disclosure on page 222 of Amendment No. 5 under the heading “Self-Regulatory Organization and Self-Regulatory Rules on Crypto Asset Exchange Service Providers.” The Company also notes that Mr. Hasuo retired as the representative director of the JVCEA on June 23, 2023 and is currently serving as one of the directors of the JVCEA.

Regulations on Anti-Money Laundering and Counter-Terrorism Financing, page 212

10.	Please revise your disclosure to discuss whether and to what extent the adoption and implementation of the crypto asset travel rule has or will in the future impact your business, including any risks to your results of operations and financial condition.

In response to the Staff’s comment, the Company has revised the disclosure on page 224 of Amendment No. 5.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

Coincheck Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments and Outlook, page 216

11.	Please update your “Recent Developments and Outlook” and “Recent Quarterly Results” disclosure to include the most recent information available related to any company or market events, trends and uncertainties that are reasonably likely to have a material impact on financial results, liquidity or capital resources subsequent to your latest financial statements presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 228 through 230 and page 242 of Amendment No. 5.

Recent Quarterly Results, page 227

12.	We note inclusion of selected financial information for Monex Group’s Crypto Asset segment for the nine months ended December 31, 2022, which consists solely of Coincheck’s operations. Please revise your filing to provide further detail, including any qualitative or quantitative information, necessary to explain any material differences between this financial information and the comparable Coincheck consolidated financial statements.

As Monex Group has announced its financial results for the quarter ended December 31, 2023, the Company has also revised the disclosure on page 242 of Amendment No. 5 to include selected financial information for such period. For ease of understanding, the Company has also provided the consolidated financial information of Coincheck in addition to the selected financial information for Monex Group’s Crypto Asset segment. Those differ in certain respects as a result of differing accounting treatments adopted by the Company and Monex Group, and the difference of the scope of the reporting entity. In particular, we present revenue under IFRS as the fair value of the cryptocurrencies sold, while Monex Group continues to present revenue as the difference between the prices that customers buy or sell cryptocurrencies on its Marketplace platform and the fair value of the underlying cryptocurrencies at the time of delivery to a customer or cover counterparty.

Crypto Asset, page 237

13.	We note your disclosure that the usage fee for crypto asset borrowings is calculated by multiplying the “principal amount” of the borrowing by the interest rate and is recognized as an expense over the borrowing period. Please revise here and in your accounting policy disclosure in footnote 3(b) on page F-50 to disclose, if true, that “principal amount” represents the quantity of crypto assets lent.

In response to the Staff’s comment, the Company has revised the disclosure on pages 254 and F-66 of Amendment No. 5 to clarify that the “principal amount” represents the quantity of crypto assets lent.

Coincheck, Inc. Financial Statements, page F-1

14.	Please revise your filing to include March 31, 2023 audited financial statements required by Item 8.A.4 of Form 20-F. Alternately, please file a representation as an exhibit to your filing that states that Coincheck, Inc. is not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to Instruction 2 of Item 8.A.4 of Form 20-F.

The Company has revised the disclosure generally in Amendment No. 5 to include the consolidated financial statements as of and for the fiscal year ended March 31, 2023. The Company is also filing an exhibit to Amendment No. 5 that states that the Company is not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

Notes to the Consolidated Financial Statements

Note 9. Crypto Asset Borrowings, page F-35

15.	We note you include interest expenses related to crypto asset borrowings in “transaction related costs” which is included in “Selling, general and administrative expenses” in your consolidated statements of profit or loss and other comprehensive income. Please revise to quantify the amount of interest expenses recognized in each period presented. To the extent material, please revise to present interest expenses as a separate line item in your consolidated statements of profit and loss and other comprehensive income pursuant to IAS 1.82.

In response to the Staff’s comment, the Company has revised the disclosure on page F-91 of Amendment No. 5.

Note 11. Fair Value Measurement, page F-36

16.	Please tell us how you determined your safeguard assets, safeguard liabilities, and crypto asset borrowings represent Level 1 fair value measurements. Specifically explain how you determined there existed unadjusted quoted prices in active markets for identical assets or liabilities pursuant to IFRS 13.76 or revise your filing accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-94 and F-95 of Amendment No. 5 to reflect the safeguard assets, safeguard liabilities, and crypto asset borrowings to be reflected as Level 2 fair value measurements.

(4)(a) Crypto assets held, page F-49

17.	We note your response to comment 22 and also your response to comment 69 from our letter dated June 28, 2022. Please address the following:

●	As previously requested, please clarify what “... crypto assets deposited at its discretion ...” means, where “its” refers to the Company. Specifically, clarify whether this phrase captures all customer crypto assets held by the Company or whether it is referring to a subset of them. For example, your response to comment 69 from our letter dated June 28, 2022 began by discussing crypto assets deposited by customers and then shifted to “crypto assets deposited at its discretion” when discussing the “Company’s Terms of Use, Terms and Conditions, and related laws and regulations.”

The Company notes that within the context of its previous responses, “its” refers to the Company. The Company is not allowed, legally or operationally, to dispose of crypto assets deposited by our customers without the customers’ request and consent.

In addition, this phrase captures all customer crypto assets held by the Company.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

●	As previously requested, clarify what a “security right” means. For example, clarify whether it means that in the various forms of bankruptcy and reorganization you referenced in response to comment 69 from our letter dated June 28, 2022, the crypto asset is the property of your customer and thus is not available to satisfy claims against the Company.

The Company notes that a “security right” represents a preferred security right under Corporation Reorganization Act in Japan. With a preferred security right, crypto assets deposited by customers are not available to satisfy claims against the Company by its creditors if and when the Company goes into bankruptcy or debt restructuring.

●	In your response to comment 69 from our letter dated June 28, 2022 you assert that the Company’s possession of the private keys to crypto assets deposited gives it “the ability to give instructions regarding the use of crypto assets deposited and to obtain economic benefits that may arise from such instructions.” You also state that “the use of the secret key without permission from customers is strictly prohibited.” Please reconcile these statements. For example, please explain the basis for the Company’s assertion that the Company has the ability to obtain the economic benefits of crypto assets deposited by customers and how does that assertion contemplate the strict prohibition you represent exists.

As the Company possesses private keys to crypto assets, it has the physical ability to move crypto assets deposited by the customers and thus it could obtain economic benefits through the use of the private keys.

However, the Company’s policy and operational manual strictly prohibit the use of the private keys without permission from customers, as the crypto assets are the customer’s assets and the Company does not have any discretionary ability to transfer the customer’s owned assets without the customer’s consent.

●	In your response to comment 22, you assert that the Company does not have “the present ability to direct the use of such crypto assets and obtain the economic benefits that may arise from such use,” but your supporting explanation appears caveated through its use of terms such as “in principle” and “effectively.” Please explain the reasons for and meaning of these caveats, how your accounting analysis of control contemplates those caveats, and whether there are any circumstances where the Company does control crypto assets deposited by customers.

The Company stated “in principle” and “effectively” in the response to the Staff’s comment 22 because the Company would be required to direct the use of crypto assets at its discretion when the Company decides to terminate all or part of its services as a platform operator. In this situation, it may be necessary to dispose of crypto assets and return fiat currencies to the customers under section 13.2.13.3 of the operational agreement. Except for this discrete situation, the Company is not allowed to direct the use of crypto assets deposited by the customers.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

When the customer’s crypto assets are disposed and fiat currencies are returned to the customer based on the customer’s instruction, the safeguard assets, safeguard liabilities, cash and cash equivalent, and deposits received are all reduced.

●	Please provide us your Terms of Use and your Terms and Conditions.

In further response to the Staff’s comment, the Company has attached an English translation of the Company’s Terms of Service to this letter as Annex A.

(13)(a) Transaction Revenue, page F-53

18.	We note your response to comment 27. Please address the following:

●	More fully support your assertion made in response to the first bullet that “the contracts entered into between the Company and customers and counterparties meet the definition of a derivative under IFRS 9 Appendix A...” For example, support your assertion that no initial net investment is required at the time the contracts are entered into. In this regard, we note your disclosure and representations to us that under your terms of service, a user’s order is executed and settled immediately upon the user’s acceptance of the quoted price and cannot be changed or canceled after that point. Furthermore, you indicate in response to comment 25 that the Company’s price quote to its customers is based on the price for the cover transaction plus the spread. As such, it is not clear to us how for both cover counterparty and user transactions the investment is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. Please tell us if a user must have adequate amounts in their account to cover the cost to enter into a buy transaction. If so, please tell us why you believe you satisfy this criteria. Separately, reconcile your assertion that the contracts are settled at a future date with your representations in the following:

o	Response to comment 28 that “...the order date and settlement date are basically instantaneous...;”

o	Response to comment 27 that “the Company acknowledges that such contract to transact is immediately executed upon a customer’s placement of a buy or sell order at the offered terms, ...;” and

o	Response to comment 25 that “these two transactions are typically executed within a few seconds, which makes them one integrated process to minimize price fluctuation risks.”

In response to the Staff’s comment, the Company has reassessed its accounting for a trade contract with a customer or cover counterparty as it pertains to transaction revenue. The Company historically applied IFRS 9 as it believed customer sales and the associated transfer to the counterparty represented a contract to sell crypto assets that gave rise to a derivative when considering the definition of a derivative. Subsequent to the Supplemental Submission of Coincheck with Regards to Change in Revenue Recognition Policy which was submitted for consultation with the Staff of the Office of the Chief Accountant of the SEC (the “Consultation”), and in contemplation of views shared by the Staff, we determined that our historical revenue recognition policy was an accounting error.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

The Company concluded that paragraphs 2.4-2.6 of IFRS 9 are not applicable and that IFRS 15 provides more reliable and relevant financial information for investors. Therefore, we have determined it appropriate to restate our financial statements for the years ended March 31, 2021 and 2022 within the audited financial statements for the year ended March 31, 2023 in accordance with IAS 8.49.

The new accounting policy for when the Company purchases crypto assets from a Marketplace customer or cover counterparty is summarized below.

For the brief period of time in which the Company holds the purchased crypto asset for sale (i.e., from the point in time when control of the crypto asset is transferred from a customer to the Company through the point in time immediately prior to the Company transferring control of the crypto asset to another customer or cover counterparty):

●	We considered classifying crypto assets acquired from a customer and held for sale as an intangible asset pursuant to IAS 38. However, IAS 38.3(a) states “intangible assets held by an entity for sale in the ordinary course of business” are not within the scope of IAS 38.

●	We also considered the IFRS Interpretations Committee (the “Committee”) discussion - June 2019 Agenda paper 12 “Holdings of Cryptocurrencies”, for crypto assets acquired from a customer at the Exchange platform. The Committee observed that an entity may hold cryptocurrencies for sale in the ordinary course of business. In that circumstance, a holding of cryptocurrency is inventory for the entity and, accordingly, IAS 2 applies to that holding. Since the Company acquires crypto assets for sales in the ordinary course of business, the Company concluded that IAS 2 should be applied for crypto assets acquired from the customer at the Exchange platform.

●	The cost to acquire the crypto asset is equal to the price, expressed in JPY, the Company pays to the customer in exchange for the crypto asset. This price is equal to the price of cover transactions minus the spread established by the Company at the time the customer places the sell order.

●	Based upon the above information, the Company is within the scope of IAS 2 and the crypto asset is recognized as inventory when control of the crypto asset is transferred to the Company. Initial measurement is recorded at cost and subsequently recognized at fair value less costs to sell since these are held with the purpose of selling in the near future and generating a profit from the fluctuations in price.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

When the Company sells crypto assets to a Marketplace customer or cover counterparty, the policy is outlined within the context of the five-step approach of IFRS 15 Revenue from Contracts with Customers, as follows:

Step 1: Identify the contract(s) with a customer.

●	In accordance with IFRS 15.9, and under our terms of service, a customer’s order is executed and settled almost immediately upon the customer’s acceptance of the quoted price and cannot be changed or canceled after this point. In accordance with our customary business practices, our contract with the customer is approved when the Company accepts the customer’s order as that is when the Company is committed to perform our obligation to fulfill the customer’s order.

●	At the time when the Company accepts a customer’s buy order, we believe we meet the criteria of a contract under IFRS 15.9 as the contract has been approved, we can identify each party’s rights regarding the crypto asset to be transferred (customer has a right to receive the ordered crypto asset and the Company has a right to receive payment), the payment terms are clearly established based upon the price accepted by the customer upon placing the order, the contract has commercial substance (the company expects to receive future cash flows as a result of the transaction), and it is probable that the Company will collect the consideration to which we will be entitled as a customer cannot place a buy order unless they have sufficient funds in their account.

Step 2: Identify the performance obligations in the contract.

●	The Company has one performance obligation: to deliver the crypto asset ordered by the customer.

●	We then considered whether the Company is acting as the principal or agent in fulfilling the contract’s performance obligations. IFRS 15.33 defines “control” as “the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset.” When the Company purchases crypto assets from customers or cover counterparties, it has the ability (even momentarily) to (1) direct how those assets will be used (e.g., the Company may decide to hold the crypto assets to balance its inventory level or to sell the crypto assets to other customers or cover counterparties) and to whom they will be sold and (2) prevent others from directing the use of, and obtaining the benefits from, the crypto assets (e.g., customers with insufficient funds to acquire the crypto assets are blocked from purchasing those assets). Additionally, the Company obtains substantially all of the remaining benefits from the crypto assets, as evidenced by the margin earned from the Company’s sales of crypto assets.

●	The Company also considered the following indicators that an entity controls a specified good before it is transferred to the customer (and is therefore the principal) outlined in IFRS 15.B37:

o	The entity is primarily responsible for fulfilling the promise to provide the specified good or service – Article 10-B of the Company’s Terms of Service states, “Registered Customers may conduct spot trades on crypto asset trading sites by placing buy orders and sell orders in the manner prescribed by Coincheck. The counterparty to any purchases or sales is Coincheck.” Accordingly, the Company is primarily responsible for fulfilling the promise to provide the crypto assets to customers.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

o	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer – The Company has no right to return unsold crypto assets to the supplier. As such, the Company is subject to the risk of price fluctuations in the crypto assets held as inventory, regardless of how brief that inventory may be held by the Company.

o	The entity has discretion in establishing the price for the specified good or service – The Company establishes the price of the crypto assets sold on its Marketplace platform, as stipulated in Article 10-B of its Terms of Service, which states, “The price at which crypto asset[s] are bought and sold is determined as the price provided by Coincheck’s prescribed method.”

●	Based on the above considerations, we concluded that the Company acts as the principal in its transactions with customers.

Step 3: Determine the transaction price.

●	IFRS 15.47 states:

An entity shall consider the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes) [Refer: Basis for Conclusions paragraphs BC188A–BC188D]. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.

●	The transaction price is the price quoted by the Company and accepted by the customer in accordance with IFRS 15.47.

●	IFRS 15.48 states:

The nature, timing and amount of consideration promised by a customer affect the estimate of the transaction price. When determining the transaction price, an entity shall consider the effects of all of the following:

a.	variable consideration (see paragraphs 50–55 and 59);

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

b.	constraining estimates of variable consideration (see paragraphs 56–58);

c.	the existence of a significant financing component in the contract (see paragraphs 60–65);

d.	non-cash consideration (see paragraphs 66–69); and

e.	consideration payable to a customer (see paragraphs 70–72).

●	The consideration may be received in legal tender or in crypto assets at the time of delivery. In accordance with IFRS 15.48 there is no (a) variable consideration, (b) restrictions on estimating variable consideration, (c) significant financial elements in the contract, (d) non-cash consideration, or (e) consideration payable to the customer.

●	If the consideration is received in the form of a crypto asset, it must be measured at fair value in accordance with IFRS 15.66 which states:

To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the non-cash consideration (or promise of non-cash consideration) at fair value.

Step 4: Allocate the transaction price to the performance obligation[s] in the contract.

●	As discussed above, there is only one performance obligation. The entire transaction price is allocated to the performance obligation under IFRS 15.

Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation.

●	IFRS 15.38 outlines the following requirements to consider in determining the point in time at which a customer obtains control of a promised asset, and the entity satisfies a performance obligation:

a.	[T]he entity shall consider the requirements for control in paragraphs 31–34 – As previously discussed, the Company’s performance obligation is satisfied when the crypto assets sold are successfully delivered to the customer, and at this time, the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from the crypto asset.

b.	The entity has a present right to payment for the asset – The Company has the right to payment for the crypto assets once the customer successfully places the buy order as the customer must have sufficient funds to pay for the order and the customer is unable to change or withdraw the order after placing it, as evidenced by Article 10-B of the Company’s Terms of Service: “Registered Users decide to buy or sell crypto asset at the price provided by Coincheck, and once that decision is taken, they are unable to withdraw or change the trading order.”

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

c.	The entity has transferred physical possession of the asset – Since crypto assets are not a tangible product where physical possession is transferred, this indicator is not applicable.

d.	The customer has the significant risks and rewards of ownership of the asset – The customer has both the significant risks and rewards of ownership at the time that they purchase the crypto asset because the customer is the party that is exposed to any subsequent price movements of the crypto assets purchased.

e.	The customer has accepted the asset – This indicator is not applicable as there are no customer acceptance clauses. A customer’s agreement to purchase crypto assets and confirmation from the Company that such crypto assets has been purchased by the customer are objectively sufficient to establish acceptance by the customer.

Based on the considerations above and in accordance with IFRS 15, we concluded that the Company should recognize revenue at the time control over the crypto assets is transferred to the customer or cover counterparty, which is when the contract has been settled and the transfer of crypto assets has been recorded in the Company’s database. The amount of revenue recognized is equal to the entire transaction price earned by the Company (i.e., the total price paid by a customer or cover counterparty to buy cryptocurrencies from the Group).

As it relates to the requirement in IFRS 9.2.4 that the non-financial item can be settled net in cash, we note you cite to IFRS 9.2.6(c) and that you also state “(some of the more common crypto assets are likely to be readily convertible to cash, which is also consistent with IFRS 9.2.4(d)).” Please clarify if you believe that all of the crypto assets that can be transacted on both the Marketplace platform and the Exchange platform are readily convertible to cash and that you satisfy the criteria in IFRS 9.2.4(d).

Upon reassessment of revenue recognition, IFRS 9.2.4 is no longer applicable. Please refer to the discussion of the Company’s new revenue recognition policy above.

●	We note your conclusion that IFRS 15 does not permit the combination of contracts with different counterparties. Please tell us if you believe that IFRS 9 permits the combination of contracts with different counterparties. Separately, tell us the relevance of your assertion that “...they substantially represent one transaction from a business perspective ...” to the appropriate application of the accounting literature; that is, clarify if there is accounting guidance that you believe supports the combination of these contracts based on your business perspective.

Upon reassessment of revenue recognition, IFRS 9 is no longer applicable. Please refer to the discussion of the Company’s new revenue recognition policy above.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

19.	We note your response to comment 28. Please more clearly articulate what contracts you believe are within the scope of IFRS 9 and what contracts you believe are within the scope of IFRS 15 and the reasons why. For example:

●	Clarify the basis for asserting that “when a physically settled derivative results in a recognition of inventory” the contract, or a portion of the contract, is within the scope of IFRS 15.

Upon reassessment of revenue recognition, IFRS 9 is no longer applicable for contracts pursuant to which the Company is obligated to sell crypto assets. Please refer to the response to comment #18 for discussion of the revenue recognition policy as well as considerations regarding IAS 2.

●	We note your assertion that IFRS 9.2.4 applies to certain contracts to buy or sell a non-financial item that can be settled net in cash. Please tell us if you believe a contract in which the Company is obligated to sell crypto assets is within the scope of both IFRS 9.2.4 and IFRS 15 and why. Additionally, more clearly articulate what part of the contract is subject to IFRS 9.2.4 and what part is subject to IFRS 15 and why.

Upon reassessment of revenue recognition, IFRS 9 is no longer applicable for contracts pursuant to which the Company is obligated to sell crypto assets. Please refer to the response to comment #18 for discussion of the revenue recognition policy.

●	Clarify whether you believe that each contract to buy or sell crypto assets is in their entirety in the scope of IFRS 9 or whether you believe that each contract is a hybrid contract with an embedded feature that meets the definition of a derivative. We note that your response to comment 27 asserts that the contract in its entirety meets the definition of a derivative (see e.g., the response to comment 27 statement, “the contracts entered into between the Company and customers and counterparties meet the definition of a derivative under IFRS 9 Appendix A ...”) while your response to comment 28 implies a hybrid contract through its assertion that “... a derivative exists in a contract to buy or sell a crypto asset ...”

Contracts to buy or sell crypto assets are not within the scope of IFRS 9. Determinations were primarily predicated on criterion (c) of the definition of a derivative. In association with the Consultation, the Company has determined the term “future date” should be interpreted in a more literal manner, such that a settlement date interpretation would be longer than those applicable to the Company’s contracts (meaning that a time-lag of at least one day would be necessary). Therefore, upon reassessment of the Company’s revenue recognition, IFRS 9 is no longer applicable. Please refer to the response to comment #18 for a discussion of the Company’s new revenue recognition policy.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

20.	We note your response to comment 27. It remains unclear to us why user transactions, including those that you cover, are considered buy or sell contracts as contemplated in IFRS 9.2.4. IFRS 9.2.4 includes a notion that existing buy or sell contracts relate to future receipt or delivery of non-financial items, rather than spot transactions, as the contracts “...were entered into and continue to be held for receipt or delivery of a non-financial item in accordance with the entity’s expected purchase sale or usage requirements.” (emphasis added). This language appears to suggest that the type of buy or sell contracts intended to be evaluated under IFRS 9.2.4 are those held for some contractual period of time, such as is the case with a forward purchase and forward sale contract for non-financial items, rather than a spot transaction for non-financial items that are simply gross settled sales of the non-financial items. In this regard we note that the unit of account under IFRS 9 is the individual contract. Please tell us how you considered this language, and whether or not you believe IFRS 9 applies broadly to all individual spot purchases or sales for non-financial items, and what specific guidance in IFRS 9 supports that notion. In addition, please tell us how such individual contracts are net settled given the immediate nature of the transaction in exchange for consideration.

Upon reassessment of revenue recognition, IFRS 9 is no longer applicable. Please refer to the response to comment #18 for a discussion of the Company’s new revenue recognition policy.

21.	We note your response to comment 27. If the Company’s contracts were to be considered buy or sell contracts as contemplated under IFRS 9, it remains unclear how the Company concluded that they are net settled in a manner consistent with 9.2.6.c and do not otherwise qualify for the own use scope exception in 9.2.4. We observe that 9.2.6.c is describing a specific sequence of transactions in which a Company first takes delivery of a non-financial item and then sells that item in a short period of time for the purpose of generating a profit from short-term fluctuations in price or short-term fluctuations in dealer’s margin. In the Company’s case, a sales transaction is first entered into with a user based on a quoted price that cannot be changed, and then afterwards (in a covered transaction), the Company takes delivery of the non-financial item in order to fulfill the sales transaction with the user. Clarify how you considered this in your conclusion in meeting the type of net settlement in 9.2.6.c, and why the transaction does not meet the own use scope exception. Please address the following:

●	Describe what you believe supports your assertion that the sale of the non-financial items in a short period of time is demonstrably for the purpose of generating a profit from short-term fluctuations in price, or short-term fluctuations in dealer’s margin. Your response should address how short-term fluctuations in price or short-term fluctuations in dealer margins are occurring given the established fixed price (quoted price) at inception agreed to by the user which precedes the delivery of non-financial item in a covered transaction.

●	We are unclear if you are implying in your response to comment 27 that anytime a dealer sells a non-financial item in a short period after taking delivery from purchasing that item for the purpose of generating a profit, they would be considered net settled under 9.2.6.c. Your response seems to remove the notion of generating a profit from “short-term fluctuations” in dealer’s margin. If that notion is removed, it would seem to have very broad implications. For example, it would seem a very common business model for dealers, including distributors or wholesalers of non-financial items, to receive delivery of acquired non-financial items and sell those items in a short-period after delivery for the purpose of generating a dealer’s margin in order to fulfill a sales transaction as part of their expected use requirements. We note that a dealer of non-financial items is not specifically defined in IFRS 9. Please clarify for us how you considered these implications given the explicit language in IFRS 9.2.6.c of “...generating a profit from short-term fluctuations in price or dealer’s margin” and whether or not you believe this to be the case. If so, please tell us if the Company has considered if this is how practice applies IFRS 9.2.6.c and what supports that view given its broad implication. If that is not your view, please tell us how you would distinguish your user and cover transactions from other businesses that employ this business model.

Upon reassessment of revenue recognition, IFRS 9 is no longer applicable. Please refer to the responses to comments #18 and #19 for discussions applicable to the above comment.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

22.	To the extent that crypto assets are readily convertible to cash as provided in IFRS 9.2.6.d, please tell us if you view your contracts with users and cover counterparties for the receipt or delivery of crypto assets in accordance with the Company’s expected purchase sale or usage requirements when evaluated in isolation of any other net settlement criteria in paragraph 9.2.6. If not, please specifically identify why not, and articulate the facts evidencing such contracts are not for your own use.

Upon reassessment of revenue recognition, IFRS 9 is no longer applicable. Please refer to the response to comment #18 for a discussion of the Company’s new revenue recognition policy.

23.	We note your response to comment 28. Please more clearly articulate the basis in authoritative literature for the attribution you describe in Alternative 2. In your response:

●	Clarify the unit of account for both Alternative 1 and Alternative 2;

Upon reassessment of revenue recognition, IFRS 9 is no longer applicable. Please refer to the response to comment #18 for a discussion of the Company’s new revenue recognition policy.

●	Explain on what basis (e.g., fair value, relative fair value, etc.) the attribution in Alternative 2 is being made; and

Upon reassessment of revenue recognition, IFRS 9 is no longer applicable. Please refer to the response to comment #18 for a discussion of the Company’s new revenue recognition policy.

●	Clarify the relationship between the fair value of the financial instrument at inception referenced in Alternative 1 and the cash payment attributed to “the settlement of the financial instrument” referenced in Alternative 2 (e.g., is the cash payment attributed in Alternative 2 equal to the fair value of the financial instrument at settlement?).

Upon reassessment of revenue recognition, IFRS 9 is no longer applicable. Please refer to the response to comment #18 for a discussion of the Company’s new revenue recognition policy.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

24.	We note your response to the first bullet of comment 25. Please clarify if you believe that a contract in which the Company is obligated to purchase crypto assets (e.g., from a Marketplace user, an Exchange platform user, or a third party exchange) is a contract within the scope of IFRS 15, and if so, the basis for such a belief.

Purchases are not within the scope of IFRS 15. Please refer to the response to comment #18 for a discussion of the Company’s new revenue recognition policy.

25.	If you believe contracts in which you are obligated to purchase crypto assets are not subject to IFRS 15, then:

●	Disclose your accounting policy for purchase contracts separately from your Note 3(13) revenue accounting policy for sales contracts.

●	Revise your transaction revenue accounting policy in Note 3(13) to more clearly articulate the consideration to which you are entitled from the Company’s sale of crypto assets. For example, Note 3(13) does not appear to describe consideration to which you are entitled when you sell crypto assets in cover transactions (e.g., sales you make on your Exchange platform or on a third party exchange). Similarly, Note 3(13) describes consideration to which you are entitled for sales you make on your Marketplace platform by reference to adding or deducting a bid-ask spread to the prices of your cover transactions; however response 25 indicates the consideration is an amount equal to the price of the cover transaction plus a spread.

Please refer to the response to comment #18 for discussions applicable to the above comment.

26.	We note your disclosure states that “contracts with customers and cover counterparties to purchase or sell cryptocurrencies are usually open-ended and can be terminated by either party without a termination penalty.” We also note your response to comment 25 states that “once a customer accepts a quoted price to buy or sell a specific quantity of crypto assets, a contract to transact is completed and cannot be terminated by the Company or the customer.” Please reconcile these statements for us related to termination rights and revise your accounting policy footnote disclosure and elsewhere in your filing to more clearly describe a user’s termination rights.

In response to the Staff’s comment, the Company has revised the disclosure in item (13) Revenue and expenses within footnote 4, Significant accounting policies, on pages F-69 and F-70. Additional analysis pertaining to this comment is also discussed within the Consultation. Additionally, please refer to our disclosure regarding the correction of errors in footnote 2, on pages F-51 through F-61.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

27.	We note your response to comment 25 which states that “the Company believes that the promised performance obligation of the Company is satisfied when the Company realizes the spread by delivering the crypto assets to a cover counterparty or offsetting its position with another customer’s position.” For contracts in which you sell crypto assets, please tell us and revise your filing to explain how you meet the requirements of IFRS 15.31. For example, clarify how realization of spread is a relevant consideration under IFRS 15.31. Similarly, clarify how you determined when you transfer control of the Company’s crypto assets to a customer and how “offsetting its position with another customer’s position” resulted in the transfer of control of the Company’s crypto assets to a customer.

Please refer to the response to comment #18 for a discussion of the Company’s new revenue recognition policy. In response to the Staff’s comment, the Company has revised the disclosure in the Revenue recognition section in footnote 4, Significant accounting policies, on pages F-69 and F-70 and has presented the correction of errors in footnote 2, on pages F-51 through F-61.

28.	We note your response to comment 26 which states that in 40% of Marketplace transactions “... the Company was able to match customers’ purchase orders with offsetting sales orders of other customers on the Marketplace platform” and “...that the existence of the threshold limits does not mean that transactions below the threshold are always settled with the Company’s own crypto assets.” Please reconcile these statements for us to your assertion that you are the IFRS 15 principal to Marketplace platform customers’ purchase transactions. In your response, clarify whether, and if so, how you control the crypto asset immediately prior to its transfer to the purchasing customer when you match a customer’s purchase order with an offsetting sales order.

Our trading operations system is designed to offset any open position created by transactions with users of our Marketplace platform to limit our exposure to price risk with respect to the crypto assets traded. After we accept a user’s sale or purchase order for a particular crypto asset, our system automatically identifies transactions in the opposite direction in the Marketplace platform, compares total exposure to policy thresholds, and executes a hedging or cover transaction with respect to the subject crypto asset. This practice minimizes our open positions as our business model is to earn spreads from the users’ purchase/sales transactions as opposed to holding a crypto asset for capital gains through appreciation of underlying crypto assets held and owned by the Company. When positions are not offset within the Marketplace platform, the Company may execute transactions on the Exchange platform or with cover counterparties to limit exposure to open positions.

Please note that revenue is now recognized in accordance with IFRS 15. Please refer to the response to comment #18 for a discussion of the Company’s new revenue recognition policy as well as to the information under Offsetting transactions designed to hedge our price risk and Transactions with cover counterparties within the Consultation. Additionally, please refer to our disclosure regarding the correction of errors in footnote 2, on pages F-51 through F-61.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

29.	We note disclosure on page 196 states that for the Marketplace platform “the customer’s sale or purchase is reflected on our records when placed.” However, we note your response to comment 26 states that transactions are reflected in records at “... the time of acceptance of such purchases and sales.” Please clarify and revise your filing to disclose how the timing of the Company’s recognition or derecognition of the crypto asset relates to when control of the crypto asset transfers. Please also reconcile these policies to the requirements of IFRS 15.31 for customers’ purchase transactions in which the Company is selling crypto assets and to IAS 38.18 for customer’s sales transactions in which the Company is purchasing crypto assets.

Revenue recognition upon satisfaction of a performance obligation occurs when the customer obtains control of the crypto asset consistent with IFRS 15.31 which is when the contract has been settled and the transfer of crypto assets has been recorded in the Company’s database. Please refer to the response to comment #18 for a discussion of both IFRS 15 and the accounting under IAS 2 for the Company’s purchase of crypto assets. Additionally, please refer to our disclosure regarding the correction of errors in footnote 2, on pages F-51 through F-61.

30.	We note your response to comment 26. Please clarify for us the timing of when a customer gains control of crypto assets purchased or loses control of crypto assets sold relative to the transfer of the crypto asset to/from their cold wallets and the basis for your conclusion.

The Company recognizes revenue at the time control over the crypto assets is transferred to the customer. For the purchase of crypto assets from a customer or cover counterparty, the crypto asset is recognized as inventory by the Company when control of the crypto asset is transferred to the Company.

The customer’s sale or purchase of the crypto assets is immediately reflected at our database when the sale or purchase order is settled at the platforms, resulting in the transfer of control over the crypto assets between the Company and the customer or the cover counterparty. Please refer to the response to comment #18 for a discussion of both IFRS 15 and the accounting under IAS 2 for the Company’s purchase of crypto assets. Additionally, please refer to our disclosure regarding the correction of errors in footnote 2, on pages F-51 through F-61.

31.	It appears you refer to “users” and “customers” interchangeably throughout your filing to refer to parties that hold accounts on your platforms and utilize the services that you provide, including buying and selling crypto assets and other digital assets on your platforms. Please revise the Frequently Used Terms section to discuss your use of these terms and clarify that certain “users” or “customers” do not meet the definition of a customer under IFRS 15 for purposes of your revenue recognition policies. Additionally, please revise your revenue recognition policies to only use the term customer for those parties that meet the definition in IFRS 15. For example, we note that parties that sell crypto assets on your marketplace or exchange platform and parties that purchase on the exchange platform but are not charged a commission and therefore do not exchange consideration are two examples of parties that do not appear to meet the definition of a customer in IFRS 15.

In response to the Staff’s comment, the Company has revised the disclosure in the Frequently Used Terms section on page 4 of Amendment No. 5 to clarify that “users” and “customers” as used throughout the disclosure do not necessarily correspond to the definition of a customer under IFRS 15 for purposes of its revenue recognition policy. Additionally, the Company has revised the revenue recognition policies on pages 255, F-70 and F-71 to use the term “customers” only for those parties that meet the definition in IFRS 15 (i.e., only sales transactions which include cover counterparties in sale cover transactions).

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

(13)(b) Commission received, page F-54

32.	We note your response to comment 29. Please confirm if our understanding is correct that at no time, even momentarily, the Company’s assets (e.g., crypto assets, fiat currency, assets other than the Exchange platform itself, etc.) are used or exchanged in an Exchange platform transaction in which the Company is not a party to the transaction.

In response to the Staff’s question, the Company confirms the Staff’s understanding that at no time, even momentarily, are the Company’s assets used or exchanged in an Exchange platform transaction in which the Company is not party to the transaction. For transactions where the Company becomes a counterparty with customers, the Company uses its own crypto assets to complete exchange transactions. Refer to the response to comment #34 for further explanation of the transaction when the Company becomes a counterparty with customers via the Exchange platform.

33.	We note your response to comment 29 that states that “when the Company uses its own crypto holdings or fiat currency to execute a transaction with customers on the Exchange platform, the Company only earns a commission from the customer side. For the cover transactions for its Marketplace platform, the accounting for such transactions is described in the response to comment 28 above.” For cover transactions where the Company is selling crypto assets on the Exchange platform (i.e., because the Company is a net purchaser of crypto assets on the Marketplace platform), please address the following related to the Company’s Exchange platform selling cover transaction:

●	Clarify the gross amount payable to the Company and how it is determined.

●	Clarify how the amount payable to the Company is both described and displayed to the cover counterparty.

●	Clarify how the example in response to comment 28 would be modified to illustrate this transaction including the commission referenced in response to comment 29.

●	Clarify what in this cover transaction constitutes the “financial instrument” referenced in Alternative 2 in response 28 and clarify what portion of the amount payable to the Company would be attributed to its settlement under the Company’s accounting and why.

In response to the Staff’s question related to the cover transactions where the Company is selling crypto assets on the Exchange platform, please find the below responses.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

The gross amount payable to the Company is the purchase price set by the customer and agreed upon by the Company with respect to the quantity of the crypto asset sold. Additionally, the commission fee is clearly published on the Exchange platform and included in the terms and conditions.

The amount that is payable to the Company is set by the customer and agreed upon by the Company. Prior to the transaction taking place on the Exchange platform, the customer can clearly see the crypto asset description and offering exchange price. After the transaction, the customer receives a confirmation notification and email summarizing the sale transaction ID, type and amount of crypto assets sold, and individual and total sales price.

We note that the previous response to comment 28 was based on our prior revenue recognition policy. Please refer to the Company’s response to comment 18 for our updated policy.

34.	We note your response to comment 29. It appears that the accounting analysis only addresses the performance obligation on the Exchange platform when you are brokering transactions between customers and you recognize a commission as described on page F54 of your filing. Please provide a similar IFRS 15 accounting analysis that addresses when you are the counterparty selling crypto assets on the Exchange Platform and the performance obligation is to deliver cryptocurrency and you recognize a commission.

When the Company is a counterparty selling crypto assets on the Exchange Platform to a customer, such transaction is a part of transactions initiated in the Marketplace platform (i.e., the Company acquires crypto assets from a customer in the Marketplace platform, and then sells such assets to other customers or cover counterparties at the Marketplace platform, Exchange platform, or external exchange platform). Refer to the Company’s response to comment #35 regarding IFRS 15.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

35.	Please reconcile the last sentence in your response to comment 29 related to Exchange platform transactions, which states, “From the customers’ perspective, the nature of the Company’s promise is no different whether the Company acts as the counterparty to the customer or not” to the statements below.

●	Your response to comment 27 in which you state, “for question (a), an agreement with the customer to purchase or sell crypto assets at an agreed-upon price represents a contract, which has its own terms and conditions, and both the customer and the Company understand the rights and obligations associated with such contract (emphasis added);”

●	Your response to comment 28 in which you state, “for the trading of crypto assets, the Company believes that the promised good or service under IFRS15 is to deliver crypto assets to a retail customer or a cover counterparty;” and

●	Your response to comment 29 in which you indicate that for transactions that are not cover transactions, your promised service is brokering transactions between customers.

Also, please tell us why you believe the requirements of IFRS 15, paragraph 9b are met if, as you represent, the nature of your promise is no different from the customer’s perspective, but in fact the nature your promise does differ when you are the counterparty selling crypto assets to the customer.

With respect to the Company’s previous statement in response to comment 29 “From the customers’ perspective, the nature of the Company’s promise is no different whether the Company acts as the counterparty to the customer or not,” we note that the prior response was a mischaracterization as the nature of the Company’s promise differs depending on whether we are selling crypto assets or just facilitating a transaction.

36.	Please revise your revenue recognition accounting policy to distinguish your accounting policy for Exchange platform transactions in which you are the party selling crypto assets from those Exchange platform transactions in which you are not a counterparty and your promise and performance obligation is brokering transactions between Exchange platform customers in exchange for a commission.

We respectfully advise the Staff that the Company’s revenue recognition policy for Exchange platform transactions is disclosed on pages F-70 and F-71 in Amendment No. 5. As stated in the Company’s response to comment #34, when the Company is the party selling crypto assets at the Exchange platform, revenue recognition for the sale is recognized in accordance with the Company’s revenue recognition policy covering Marketplace transactions, as the Company does not generate commission on its own activities. The Company then receives a commission from Exchange platform customers who buy crypto assets from another party, which could be the Company, another user, or cover counterparties on the Exchange platform, as disclosed on pages F-70 and F-71 in Amendment No. 5.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

37.	Please clarify for us and revise to articulate the Company’s initial carrying value for crypto assets you acquire in Exchange platform transactions and provide supporting accounting analysis citing authoritative literature. Please clarify whether you receive a commission in these transactions and if so, how you considered whether the commission represents a deduction to arrive at your initial carrying amount of the acquired intangible asset. Refer to IAS 38.27.

As stated in the response to comment #32 in this letter, the Company acquires crypto assets through the transactions at Exchange platform when the Company becomes a counterparty to a customer in the exchange transactions. The Company applies IAS 2 to account for crypto assets acquired by the Company for the purpose of subsequent sales to another customer or cover counterparties.

The Company considered the Committee discussion - June 2019 Agenda paper 12 “Holdings of Cryptocurrencies”, for crypto assets acquired from a customer at the Exchange platform. The Committee observed that an entity may hold cryptocurrencies for sale in the ordinary course of business. In that circumstance, a holding of cryptocurrency is inventory for the entity and, accordingly, IAS 2 applies to that holding. Since the Company acquires crypto assets for sales in the ordinary course of business, the Company concluded that IAS 2 should be applied for crypto assets acquired from the customer at the Exchange platform.

In the same discussion, the Committee also stated that “if IAS 2 is not applicable, an entity applies IAS 38 to holdings of cryptocurrencies”. Since IAS 2 is applicable, IAS 38 was not applied to account for crypto assets acquired.

The Company recognizes crypto asset purchases from users on the Exchange platform at cost. Commissions paid by users on purchases of crypto assets on the exchange platform in all periods were immaterial.

United States Securities and Exchange Commission

Division of Corporation Finance

April 19, 2024

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact any of Takahiro Saito at +81-3-5562-6214 (work), +81-90-7229-1981 (mobile) or tsaito@stblaw.com (email), Mark Brod at +1-212-455-2163 (work), +1-917-841-5986 (mobile) or mbrod@stblaw.com (email), or Xochitl Romo at +81-3-5562-6221 (work), +81-70-1512-0982 (mobile) or xochitl.romo@stblaw.com (email).

Sincerely,

/s/ Takahiro Saito
Takahiro Saito
Partner
Simpson Thacher & Bartlett LLP

Enclosures

cc:	Nelson Mullins Riley & Scarborough LLP

Jon Talcott

Peter Strand

Annex A

This English translation is for reference purposes only and not a legally definitive translation of the original Japanese texts. In the event a difference or inconsistency arises regarding the meaning herein, the original Japanese version shall prevail as the official version.

Coincheck Terms of Service

These Terms of Service (hereinafter referred to as the “Terms”) stipulate matters that must be observed by all registered users when using the services provided by Coincheck Inc., (hereinafter referred to as “Coincheck”) and the relationships involving rights and obligations that exist between Coincheck and all Registered Users. Anyone intending to use our services as a Registered User is asked to ensure that these Terms are read in full prior to agreeing to their content.

Article 1. Scope of Application

1.	The purpose of these Terms is to stipulate the relationships involving rights and obligations between Coincheck and Registered Users (as defined in Article 2; and to mean the same hereinafter) in connection with the use of Services (as defined in Article 2; and to mean the same hereinafter), and the Terms shall apply to all relationships between Registered Users and Coincheck that concern the use of Services.

2.	The following documents concerning Services shall be listed on the Coincheck Website (as defined in Article 2; and to mean the same hereinafter) as necessary and shall be considered to constitute part of these Terms: namely, “Coincheck’s Crypto asset Trading Manual (hereinafter referred to as the “Manual”); Guidelines; Policies; Matters of Note; other individual regulations, and similar.

3.	Registered Users shall be able to use the Services once they have consented to the content of these Terms.

Article 2. Definitions

1.	The following terminology used in these Terms shall have the respective meanings as assigned below.

(1)	“Intellectual Property Rights”: copyrights, patents, utility model rights, trademark rights, design rights, and other intellectual property rights (including the right to obtain or to apply for registration, or similar, of the same).

(2)	The “Coincheck Website”: the website operated by Coincheck with the domain name “coincheck.com” (including any sub-domains and, in the event that the domain or content of the website should be changed for any reason, it shall include the website after any such changes).

(3)	“Applicant”: the term “Applicant” as defined in Article 3.

(4)	“Registration Information”: the term “Registration Information” as defined in Article 3.

(5)	“Registered User”: an individual or corporate body registered as a user of the Services pursuant to Article 3.

(6)	“Services”: services we provide under the name of “Coincheck” that provide a site to trade crypto asset; services that manage cash funds and crypto asset for registered users in connection with the aforementioned services; and other related services (in the event that the name or content of the Services should be changed for any reason, it shall include the Services after any such changes).

(7)	“User Account”: a trading account opened using Coincheck’s designated method to allow Coincheck to manage crypto asset held by Registered Users and cash funds for conducting trades by Registered Users using the Services.

(8)	“Service Agreement”: a contract to use the Services in accordance with the provision of these Terms, as established between Coincheck and the Registered User pursuant to Article 3-2.

(9)	A “key position in a foreign government, or similar” refers to any one of the positions in a foreign country listed below:

●	Head of state;

●	Positions equivalent to the Prime Minister and other Ministers of State and Deputy Ministers in Japan;

●	Positions equivalent to the Chair of the House of Representatives, the Vice-chair of the House of Representatives, the Chair of the House of Councilors, or the Vice-chair of the House of Councilors in Japan;

Annex A-1

●	Positions equivalent to a Supreme Court judge in Japan;

●	A position equivalent to an ambassador extraordinary and plenipotentiary, an envoy extraordinary and plenipotentiary, an ambassador extraordinary, a government representative, or a fully authorized committee member in Japan;

●	A position equivalent to the Chair of the Joint Chiefs of Staff, the Vice-chair of the Joint Chiefs of Staff, Chair of the Ground Staff, Vice-chair of the Ground Staff, Chair of the Maritime Staff, Vice- chair of the Maritime Staff, Chair of the Air Staff, or Vice-Chair of the Air Staff in Japan;

●	Officers of the Central Bank; or

●	Officers of corporate bodies responsible for budgets subject to a resolution of the National Assembly or that must receive approval from the National Assembly.

(10)	“Politically Exposed Persons”: persons who are in, or who have in the past been in, a key position in a foreign government, or similar.

(11)	Relatives: spouses (including those not registered as married but who are in fact in circumstances similar to that of a marriage; to mean the same hereinafter), parents, children, and siblings; as well as the parents and children of spouses other than the aforementioned.

(12)	“Crypto asset related information” means Coincheck’s and other crypto asset operators (domestic and overseas) that are not publicly available regarding the crypto asset that Coincheck currently handle or newly handle (the same shall apply hereinafter) , A person who conducts crypto asset-related transactions as a business, regardless of whether or not registered. (The same shall apply hereinafter.) And important information which relates to the crypto asset of Coinchek users, significantly affecting trading decisions

(13)	“Information acquirer” means the person identified as the person holding the crypto asset- related information based on the declaration from the user or the information held by Coincheck.

Article 3. New Registration

1.	Persons who want to use the Services (hereinafter referred to as an “Applicant”) shall apply to Coincheck to register to use the Services by first agreeing to these Terms and then providing Coincheck with the information specified by Coincheck (hereinafter referred to as “Registration Information”) using the method specified by Coincheck.

2.	In accordance with its standards and procedures (including the procedures for confirming an individual’s identity), Coincheck shall decide whether or not to allow the applicant to register. In the event that Coincheck approves the registration, it shall so notify the applicant and the notice shall serve to complete the Applicant’s registration as a Registered User.

3.	Additional registration information might be required depending on the content of the registration information of the applicant.

4.	Upon completion of registration as per Article 3-2 above, a Service Agreement for use of the Services in accordance with the provisions of these Terms shall be deemed to have been concluded between the Registered User and Coincheck, and the Registered User will then be able to use the Services in the manner specified by Coincheck.

5.	Coincheck may refuse to register an Applicant if any of the matters in the clauses below apply.

In addition, registration may be canceled if the below matters become clear after registration is completed.

(1)	If any of the Registration Information, either in full or in part, provided to Coincheck proves to be false, misstated, or missing;

(2)	If the Applicant is a minor, an adult ward of the state, a person in receipt of statutory conservation, or a person under curatorship and has not obtained the consent of their legal representative, guardian, curator, or supporter;

(3)	If Coincheck deems the person to be a person or entity defined under Article 15.

(4)	If the Applicant is an officer or employee of another crypto asset exchange service provider (unless permitted by Coincheck);

(5)	If the Applicant is a corporate body that runs, or plans to run, a crypto asset exchange business (unless permitted by Coincheck);

(6)	If the Applicant does not agree to the electronic delivery of documents provided by Coincheck; or

(7)	In the event that Coincheck judged that there is a high risk of money laundering, financing for the Spread of terrorist funds and weapons of mass destruction ( hereafter these actions are collectively Referred to as “money laundering,etc”)

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(8)	When a mobile phone number that has not been verified by the mobile phone operator or a phone number that cannot be used for voice calls is registered.

(9)	When an e-mail address obtained from a company providing an only temporary use or an e-mail address considering difficult for us to contact at all times is registered.

(10)	In any other cases where Coincheck deems registration to be inappropriate.

6.	After registration is complete pursuant to Article 3-2, Coincheck may ask Registered Users to re-submit required documentation and information if an individual’s identity needs to be confirmed under certain relevant laws and regulations, or if Coincheck otherwise deems it so necessary. In the event that the required documentation and information is not submitted (including cases where users have not contacted Coincheck by its specified date; cases where notifications requesting the submission have been sent to the Registered User’s contact address, but then returned to Coincheck due to non- delivery; and cases where contact cannot be made with the user using the contact telephone number or similar), Coincheck may, at its own discretion, suspend all, or some, trading with the Registered User, or alternatively may cancel the registration. Coincheck shall bear no responsibility whatsoever for any damages incurred as a result of this.

7.	In the event that an Applicant is not permitted to register as a Registered User pursuant to Article 3-2, Coincheck is under no obligation to explain the reason to the Applicant. Furthermore, Coincheck is under no obligation to return any documentation received from the Applicant in this event.

Article 4. Changes, addition and periodical check against Registered Information

1.	In the event of a change to Registered Information, the Registered User shall promptly notify Coincheck of the change in the manner prescribed by Coincheck, and shall submit any materials requested by Coincheck.

2.	If a registered user is requested by Coincheck to add registration information, the Registered users shall notify Coincheck of such additional matters and submit the materials requested by Coincheck without delay and in a manner prescribed by Coincheck.

3.	Coincheck will periodically check the registration information of registered users. If the registration information can not be confirmed, all or part of the service may be suspended until the registration information can be confirmed.

4.	The Registered users may be asked to confirm additional registered user information depending on the content of the changed / added registration information. If confirmation can not be made within the period designated by Coincheck, all or part of the service may be suspended.

5.	Coincheck may ask to provide necessary information regarding the transaction details. If the necessary information is not provided (including cases where the Company has not been contacted by the date set by the Company or information has not been provided, the information provided etc. is clearly false). Based on our judgment, Coincheck may stop all or part of the service or cancel the service.

6.	In the event that all or part of the services are suspended and/or cancelled in Section 2, Section 3 , Section 4, and Section 5,Coincheck shall not be liable for any damage resulting from this.

Article 5. Provisions pertaining to Politically Exposed Persons

1.	Registered Users must notify Coincheck if any one of the following clauses applies, or becomes applicable:

(1)	If the user is a Politically Exposed Person, or similar;

(2)	If the user is a relative of a Politically Exposed Person, or similar; or

(3)	If the user is a corporate body that is substantially controlled by a Politically Exposed Person, or similar.

2.	Registered Users shall promptly notify Coincheck if there are any changes to the notifiable matters in Article 5-1.

Article 6. Registered E-mail Address and Password Management

1.	Registered Users shall manage and store the e-mail address registered to their User Account (hereinafter referred to as the “Registered E-mail Address”) and password at their own risk and shall not allow any third party to use them, nor lend, transfer, allow a name change, trade them, or similar.

2.	When a Registered User logs on to Coincheck’s service site or uses its Services, identity confirmation will be obtained by verifying that the Registered E-mail Address and password input are a match for those that have previously been set up. Coincheck shall regard as valid any transaction involving a deal where identity confirmation is deemed to prove that such user is authorized, regardless of whether the Registered E-mail Address and/or password has been forged, altered, stolen, misused, or otherwise subject to some other incident.

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3.	When Registered Users log on to Coincheck’s service site, they can set up 2-step verification using the verification app provided by Google.

4.	The Registered User shall be responsible for any damages incurred as a result of problems with the Registered E-mail Address or password and Coincheck shall bear no responsibility in this regard. Such problems include, but are not limited to, insufficient password or two-step authentication management, usage errors; and use by a third party.

5.	In the event that a Registered User discovers that his/her Registered E-mail Address or password has been stolen or used by a third party, the user shall immediately report this fact to Coincheck and act in accordance with Coincheck’s instructions.

Article 7. Fees and Payment Methods

1.	When using the Services, Registered Users shall pay the fees stipulated in the Manual as specified separately by Coincheck.

2.	If Registered Users are late in paying the fees mentioned in Article 7-1 above, they shall pay Coincheck a late payment charge calculated at an annual rate of 14.6% of the fees outstanding (or calculated on a pro-rata daily rate for periods of less than one year.)

3.	Unless otherwise stipulated in these Terms, Registered Users may not offset any obligations towards the Registered User held by Coincheck against obligations towards Coincheck held by the Registered User.

4.	Payment under these Terms shall be made in Japanese Yen or one of the crypto asset handled by Coincheck and shall be withdrawn from the User Account.

Article 8. User Accounts

1.	Once the registration procedures described in Article 3 are complete, the Registered User will hold a User Account. Holding a User Account, the Registered User will then be able to trade using the Services. Notwithstanding the foregoing, Coincheck may freeze all of Coincheck Accounts if, based on reasonable grounds, it deems the crypto asset or the cash funds in the account to be connected with the proceeds of crime.

2.	For the purpose of conducting trades using the Services, Registered Users may transfer funds to a bank account designated by Coincheck or alternatively deposit funds into the User Account in the manner prescribed by Coincheck; in addition, users may deposit any of the crypto asset handled by Coincheck into the User Account in the manner prescribed by Coincheck. Any deposit of funds or crypto asset shall be deemed to have been deposited at the point that Coincheck can reasonably acknowledge the remittance of the funds or the crypto asset, rather than the point at which the Registered User’s transfer or other procedures are completed. Note that in the event a Registered User remits a crypto asset not handled by Coincheck when making a crypto asset deposit, or makes a mistake in the remittance address ,the message in the remittance or destination tag, ( Also includes sending to destinations that were used before and not using now, and sending the different type of crypto asset by Coincheck to the destination specified by Coincheck) then the Registered User will not be able to claim a refund of this crypto asset from Coincheck and Coincheck shall not be liable for any damages incurred by the Registered User,and even if Coincheck accepts the refund, Coincheck is possible to collect the costs incurred in the refund.

3.	Depending on the Registered User’s request, Coincheck shall repay money from the User Account or remit crypto asset in the manner prescribed by Coincheck. Users shall specify, at their own risk, the deposit account into which cash funds are to be transferred (limited to deposit accounts in the name of the Registered User him/herself) or the address to which crypto asset is to be remitted; and in either case Coincheck shall act in accordance with the Registered User’s instructions but shall be exempt from any liability concerning the cash funds or crypto asset transferred to deposit accounts or sent to remittance addresses. Moreover, Coincheck shall not be responsible for the accuracy or validity of information on transfer addresses or remittance addresses provided by Registered Users.

4.	As a general rule, the repayment of funds under Article 8-3 above takes two business days from the date of the request and the remittance of crypto asset under the same article is generally done immediately once the request is made; note that both eventualities exclude cases where the criteria exceed those prescribed by Coincheck or cases otherwise notified by Coincheck based on reasonable grounds. Note that irrespective of requests to make repayments or remittances, Coincheck shall be able to cancel any such requests if there are insufficient cash funds or crypto asset in the User Account.

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5.	In the event that cash funds deposited by a Registered User are not used to purchase crypto asset for a significant period of time, Coincheck will notify the Registered User and may then transfer the cash funds to the Registered User’s designated transfer deposit account without obtaining the user’s consent pursuant to Article 8-3.

6.	In the event of a new crypto asset being created by a hard fork or similar in the crypto asset deposited by a Registered User, the user is not allowed to request that Coincheck grant or handle the new crypto asset.

7.	When the Company acquires crypto assets (hereinafter referred to as “AD coins”) through airdrops of crypto assets entrusted by registered users, the Company shall voluntarily decide whether or not to respond and the details of the response. We are not obligated to have registered users acquire AD coins. In the case of granting AD coins to registered users or delivering money equivalent to AD coins to registered users, the Company shall take necessary measures for such granting or delivery and consideration for providing related services to registered users As such, we shall be able to charge a reasonable fee to registered users.

8.	Fractions less than one (1) Yen will be rounded down if Coincheck refunds money from a User Account pursuant to these Terms.

9.	Coinchek shall not deposit the cryptocurrency assets sent to the user account by the registered user during the period when the acceptance of cryptocurrency assets is suspended.

10.	If the Company determines that there is a suspicion that a Registered User who has received crypto assets is not the rightful recipient of such crypto assets, the Company may restrict transactions by such Registered User, shall be able to be withdrawn from the registered user’s account. However, even if the transaction is restricted or the account is withdrawn based on the main text of this paragraph, if the doubt is resolved, the Company will remove the transaction restriction or transfer the withdrawn crypto assets to the account. shall be returned.

Article 9. Using the Services

1.	Registered Users may use the Services in the manner prescribed by Coincheck for as long as their registration is valid; and provided that any such use falls within the purpose of these Terms and does not violate them.

2.	The preparation and maintenance of all computers, software, and other devices, as well as communication lines and other communication environments (including the installation of necessary applications) required to receive the Services shall be done at the expense and responsibility of the Registered User.

3.	Registered Users shall, at their own expense and responsibility, take security measures to prevent computer viruses, unauthorized access, and data leaks. These measures should be appropriate for the environment in which they personally use the Services.

4.	Registered Users must compensate Coincheck for any damages Coincheck incurs due to users violating these Terms or in relation to the use of Services.

Article 10-A. Exchange Spot Trades

1.	The terms of use for the Services that involve spot trades on crypto asset exchanges are as listed below.

(1)	Registered Users may conduct spot trades on crypto asset exchanges by placing buy orders and sell orders in the manner prescribed by Coincheck. The trading counterparty does not have to be a Registered User.

(2)	With regard to the previous clause, Coincheck provides a place to trade crypto asset, but Coincheck is generally not a party to the trades apart from in exceptional cases. Furthermore, Coincheck neither promises nor guarantees Registered Users that it will fulfill trades for crypto asset.

(3)	The price at which crypto asset are bought and sold is determined by matching (i) the price provided by Coincheck’s prescribed method in accordance with the Registered User’s instructions with (ii) the price provided by the counter-party. Coincheck is not responsible for this price.

(4)	At the point when the prices provided by both parties match, it is deemed that a contract for crypto asset trade has been established between the seller and the buyer. Registered Users are unable to withdraw or change a trading order once the trade for the crypto asset has been fulfilled.

(5)	Registered Users should follow the “Exchange API Overview” on our website when using the Exchange API (a program that allows you to refer to exchange orders, board information, order status, transaction history, balance, etc.).

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(6)	Other terms and conditions concerning spot trades on crypto asset exchanges are as detailed in the Manual stipulated separately by Coincheck.

Article 10-B. Spot Trades on Trading Sites

1.	The terms of use for the Services that involve spot trades on crypto asset trading sites are as listed below.

(1)	Registered Users may conduct spot trades on crypto asset trading sites by placing buy orders and sell orders in the manner prescribed by Coincheck. The counterparty to any purchases or sales is Coincheck.

(2)	Coincheck neither promises nor guarantees Registered Users that it will fulfill trades for crypto asset.

(3)	The price at which crypto asset are bought and sold is determined as the price provided by Coincheck’s prescribed method.

(4)	Registered Users decide to buy or sell crypto asset at the price provided by Coincheck, and once that decision is taken, they are unable to withdraw or change the trading order.

(5)	Other terms and conditions concerning spot trades on crypto asset trading sites are as detailed in the Manual stipulated separately by Coincheck.

Article 11 (Transmission and receive of Crypto asset)

1.	Registered Users may transmit crypto asset in the manner prescribed by Coincheck.

2.	When transmitting crypto asset, Registered Users shall input information necessary to assess the risk associated with transmission of crypto asset, including the following information about the destination and the purpose of transmission, and shall guarantee the accuracy of such information.

(1)	Recipient’s crypto asset address

(2)	Recipient’s name (Company name if a corporation)

(3)	Information about recipient’s address

3.	Registered Users may transmit crypto asset only after agreeing to the requirements by Act on Prevention of Transfer of Criminal Proceeds, Foreign Exchange and Foreign Trade Act, and other related laws and regulations.

4.	If the Registered User is an Entity Handling Personal Information, the Registered User shall obtain the consent of the recipient before making a transmission request for the recipient’s information to be provided to Coincheck.

5.	Coincheck shall obtain and store the information described in Paragraph 2, and if the recipient is a crypto-asset exchange service provider or a foreign crypto-asset exchange service provider (referring to a foreign crypto-asset exchange service provider as defined in Article 2, Paragraph 17 of the Act on Payment Services, and a country or region that does not have an equivalent notification obligation (Excluding those located in countries or regions specified in Article 17-3 of the Law Enforcement Order) (Crypto-asset exchange service providers and foreign crypto-asset exchange service providers are hereinafter collectively referred to as “regulated crypto-asset exchange service providers, etc.”) ), we will notify the destination regulated crypto asset exchange service provider, etc. together with the client information listed in paragraph 6.

6.	The client information in Paragraph 5 shall be as specified in the following clauses.

(1)	Registered User’s name (Company name if a corporation)

(2)	Registered User’s address (Address of head office ir principal office if a corporation) or customer identification number

(3)	Registered User’s crypto asset address

7.	Registered Users shall request the transmission of crypto assets to Coincheck with the understanding that the notification in Paragraph 5 is required by Act on Prevention of Transfer of Criminal Proceeds, other related laws and regulations the self-regulatory rules of the Japan Virtual and Crypto Assets Exchange Association, which were established in response to international demands based on FATF recommendations, etc., and that the purpose of such rules is to prevent terrorists and other criminals from freely using the system for crypto asset transactions and to make such use traceable if such use occurs.

8.	Crypto asset block generation status and other transmission conditions may delay Crypto asset transmission.

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9.	In accordance with the laws and regulations, etc., if Coincheck deems inappropriate according to the contents of the application for the registered user and the attributes of the transmission destination, transaction details, etc., Coincheck temporarily suspends transmission of the crypto asset .

10.	If there are any deficiencies in the Registered User’s or recipient information entered for the transmission of crypto assets, the transmission may be temporarily suspended or may not be possible.

11.	If a regulated crypto-asset exchange service provider, etc. adopts a notification system that is not mutually compatible with the notification system adopted by our company, crypto-assets cannot be sent to the regulated crypto-asset exchange service provider, etc. In addition, in the case of crypto- assets other than those supported by the notification system adopted by the Company, such crypto- assets cannot be sent to regulated crypto-asset exchanges, etc.

12.	Wallets not managed by regulated crypto-asset exchanges (wallets managed by registered users themselves, unregistered traders, or foreign crypto-assets located in the countries and regions specified in Article 17-3 of the Enforcement Order of the Act on Prevention of Transfer of Criminal Proceeds (including wallets managed by exchange companies.) to a registered user, the Company will send an email to the registered user’s pre-registered email address as the sender of the cryptographic asset. We will send a request for provision of information, etc. Registered users shall promptly send a response based on the request.

Article 12. Prohibitions

1.	Registered Users shall not perform the acts described in any of the following clauses when using the Services:

(1)	Acts that infringe the intellectual property rights, portrait rights, right to privacy, reputation, or other rights or interests of Coincheck, other users of the Services, or any other third party (including acts that either directly or indirectly cause such infringements);

(2)	Acts related to money laundering or similar acts, acts related to criminal behavior, or acts contrary to public order and morals;

(3)	Acts involving the deposit of cash funds for any purpose other than to carry out trading using the Services;

(4)	Acts that violate laws and regulations, or the internal rules of industry associations to which Coincheck or the Registered User belong;

(5)	Acts that involve the transmission of information containing computer viruses or other harmful computer programs;

(6)	Acts that tamper with the information used in relation to the Services;

(7)	Acts that involve transmitting data through the Services in excess of the prescribed data capacity limits stipulated by Coincheck;

(8)	Acts of solicitation to other Registered Users such as the distribution of advertisements and similar;

(9)	Acts that involve, or attempt, the duplicate assignment of crypto asset;

(10)	Acts that risk interfering with Coincheck’s management of the Services;

(11)	Acts that involve the same person opening, or attempting to open, multiple user accounts;

(12)	Acts that involve the opening, or attempted opening, of a User Account in the names other than the person’s name such as a fictional name or the name of another person;

(13)	Acts that involve using a User Account to trade, remit, or accept funds and crypto asset other than those belonging to the Registered User;

(14)	Any other act on Crypto asset related transactions (purchase of crypto asset and any transaction made in connection with a crypto asset. hereafter the same in this section. ) for the purpose of the price movement of a crypto asset

●	To disseminate non-compliant facts without rational direct experience to many unspecified persons

●	Fraudulent acts by using means that can mislead others . A statement that inspires other people’s euphoria

●	Use assault or intimidation

(15)	The below transactions to manipulate artificially and fluctuate crypto asset price

●	Fake transactions without transfer of rights, money transfer to mislead others about cryptocurrecy transactions.

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●	Passing trade with a third party for the purpose of to misleading others

●	For the purpose of attracting others to crypto asset related transactions, the trades to make others believe that the crypto asset transactions are prosperous

●	For the purpose of attracting others to crypto asset related transactions, to disseminate that the price of the crypto asset fluctuates due to the market manipulation by oneself or others and any transactions that deliberately causes false or misunderstanding about important matters

(16)	Acts to trade or try to trade under the names other than the person’s name such as a fictional name or the name of another person.

(17)	A crypto asset-related transaction related to the crypto asset-related information that an information acquirer makes the use of the the related crypto asset information.

(18)	Acts to report false or deliberately wrong information to Coincheck Inc.

(19)	Acts of sending crypto assets for the purpose Aof using gambling, or acts of receiving crypto assets used for gambling

(20)	Acts of making excessive transactions in light of attributes, trading experience, asset status, etc.

(21)	The following acts related to transactions in this service

●	If the user incurs a loss or does not generate a predetermined amount of profit, the user or a third party compensates or supplements all or part of it Acts of making an offer or promise to the user or a person designated by the user, or having a third party make an offer or make a promise, to the effect that financial benefits will be provided to a third party

●	Financial benefits to the user or a third party in order to compensate for all or part of the user’s loss caused by the transaction, or to add to the user’s profit caused by these Acts of making an offer or promise to the user or a person designated by the user, or having a third party make an offer or make a promise to provide

●	In order to compensate for all or part of the user’s loss arising from the transaction, or to add to the user’s profit arising from these, financial benefits are provided to the user or a third party , or the act of having a third party provide

(22)	Acts of selling, exchanging, or sending unknown crypto assets received in a user account

(23)	Other acts that Coincheck.inc. deems as inappropriate

2.	If Coincheck deems any of the clauses in Article 12-1 above to be or possibly be applicable to a Registered User of its Services, then Coincheck may, at its own discretion and with no prior notification to the Registered User, take measures such as deleting all or some of the information transmitted by the Registered User and deleting or suspending the Registered User’s all of Coincheck accounts. Coincheck shall not be responsible for any damages incurred by the Registered User as a result of any measures taken in accordance with Article 12-2.

3.	Furthermore, Coincheck is under no obligation to return any documentation received until that point from the Registered User in the event of the Registered User’s account being deleted pursuant to Article 12-2 above.

Article 13. Suspension of Services and Similar

1.	In the event of any of the following clauses, Coincheck may, with no prior notification to Registered Users, suspend or interrupt some or all of the Services:

(1)	In case of periodic or emergency inspections or maintenance work on computer systems connected with the Services;

(2)	In case of suspension due to an incident with computer or communication lines, or similar;

(3)	In case it becomes impossible to operate Services due to a Force Majeure such as a fire, power outage, or natural disaster;

(4)	In case Coincheck’s assets are hacked or otherwise stolen;

(5)	In case of any irregularities in the systems required to provide the Services;

(6)	In case an investigation is being carried out into the unauthorized use of accounts;

(7)	In case of a fall in the liquidity of crypto asset; or

(8)	In any other case where Coincheck deems suspension or interruption to be inappropriate.

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2.	Coincheck may terminate the provision of all or some of its Services depending on Coincheck’s circumstances. In this event, Coincheck shall notify Registered Users of the fact in advance.

3.	In the event of Article 13-2 above, if the deadline (as notified in advance by Coincheck) has passed for the sale or repayment of crypto asset related to such termination of Services, then Coincheck may, at a time of its own choose, sell the crypto asset in the User Account and, having deducted the withdrawal fees and similar, repay the proceeds in Japanese Yen into the Registered User’s transfer bank account, if such bank account has been registered with Coincheck.

4.	Coincheck shall not be responsible for any damages incurred by the Registered User as a result of any measures taken in accordance with Article 13.

Article 14. Attribution of Rights

1.	All proprietary and intellectual property rights relating to Coincheck’s Website and the Services are attributable to Coincheck or parties granting license to Coincheck. Permission to use the Services based on the registration stipulated under these Terms does not imply permission to use the intellectual property rights associated with Coincheck’s Website or its services; i.e. the intellectual property rights attributable to Coincheck or parties granting license to Coincheck.

Registered Users shall not, for any reason, act in a manner that risks infringing Coincheck’s intellectual property or that of parties granting license to Coincheck (including, but is not limited to, disassembly, recompilation, and reverse engineering).

2.	Coincheck may use, free of charge, any text, images, videos, or other data posted to its website or Services by Registered Users (this includes reproduction, copying, modification, forwarding of consent to use materials to third parties, and any other use).

Article 15. Elimination of Anti-Social Forces

1.	Registered Users hereby declare that at the present time they do not qualify as a crime syndicate; a member of a crime syndicate; a person who has been a member of a crime syndicate within the last 5 years; a quasi-member of a crime syndicate; a company affiliated with a crime syndicate; a board- room extortionist or similar; a social movement advocating fraud; a special intelligence gang; or any other similar party (hereinafter collectively referred to as a “Crime Syndicate Member, etc.”) and that none of the following clauses apply. Furthermore, Registered Users also pledge that in the future the same shall hold true:

(1)	A relationship exists whereby a Crime Syndicate Member, etc. is deemed to exert control over management;

(2)	A relationship exists whereby a Crime Syndicate Member, etc. is deemed to be substantially involved in management;

(3)	A relationship exists whereby it is deemed that a Crime Syndicate Member, etc. is being illicitly used to obtain illegal profits for oneself, one’s company, or a third party; or alternatively to inflict harm on a third party;

(4)	A relationship exists whereby funding, etc. is provided, or matters are expedited, for a Crime Syndicate Member, etc.; or

(5)	A socially reprehensible relationship exists whereby a company official or someone substantially involved in management has ties with a Crime Syndicate Member, etc.

2.	Registered Users pledge that they shall not undertake any of the acts listed in the clauses below, either by themselves or through the services of a third party:

(1)	Acts involving violent demands;

(2)	Acts involving unreasonable demands that go beyond legal liability;

(3)	Acts involving threatening behavior or violence in connection with transactions;

(4)	Acts involving the spread of rumors, the use of fraud, or the use of force to damage Coincheck’s reputation or interfere with Coincheck’s business operations; or

(5)	Any other acts that are similar in nature to those listed above.

3.	In the event that it is inappropriate to continue trading with a Registered User due to the fact that the user is a Crime Syndicate Member, etc.; the fact that any of the clauses in Article 15-1 or Article 15-2 above apply; or the fact that the declarations/pledges in Article 15-1 are discovered to be false assertions, then all obligations the Registered User holds in respect to Coincheck shall be accelerated and become repayable immediately, as soon as the user receives demand for payment from Coincheck.

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4.	Registered Users shall not be entitled to claim against Coincheck for any damages incurred as a result of the application of Article 15-3 above. Furthermore, Registered Users shall be liable for any damages incurred by Coincheck.

Article 16. Cancellation of Registration

1.	Should any of the events in the clauses below apply to a Registered User, then Coincheck may, with no prior notice or warning, temporarily suspend the Registered User’s use of Services, or alternatively may cancel and terminate the user’s registration as a Registered User:

(1)	In the event of a breach in any of the provisions in these Terms;

(2)	In the event that a falsehood is discovered in the Registration Information, or that Coincheck deems there to be a risk of such a falsehood;

(3)	In the event that the Services are used, or an attempt is made to use them, for purposes or by methods that may cause harm to Coincheck, other Registered Users, or other third parties:

(4)	In the event of interference in the operation of the Services, by whatever means;

(5)	In the event that payment is stopped or the Registered User cannot make payment; or if there has been a petition made against, or by, the Registered User to start bankruptcy proceedings, civil rehabilitation proceedings, corporate reorganization proceedings, or special liquidation;

(6)	In the event of a resolution to abolish, change, transfer, or dissolve the business;

(7)	In the event that the Registered User has been indicted for either issuing or accepting a dishonored bill or check; or alternatively has been suspended from trading by a clearing house or been subject to other similar measures;

(8)	In the event of a petition for seizure, provisional seizure, provisional disposition, compulsory execution, or an auction;

(9)	In the event that the Registered User has received a penalty for late payment of public dues and taxes;

(10)	In the event that the Registered User dies;

(11)	In the event that the Registered User has failed to respond to communications from Coincheck;

(12)	In the event that any of the clauses in Article 15-1 or Article 15-2 are applicable;

(13)	In the event that the Registered User behaves in a socially reprehensible manner towards Coincheck or its employees;

(14)	In the event that the Registered User fails to respond to requests by Coincheck for confirmation of identity.

(15)	In the event that Coincheck judged that the risk of money laundering is high.

(16)	In the event that the Registered User (including a corporate transaction manager, representative, and Politically Exposed Person) decide to live in a country that does not provide this service, or Coincheck determine that the Registered User live. (Transactions may be restricted if it is known that the applicant has been in the country concerned for a certain period of time.)

(17)	In the event that Coincheck determines it inappropriate to continue the registration of the Registered User for some other reason.

2.	Should any of the clauses in Article 16-1 above apply, then all obligations that the Registered User holds in respect to Coincheck shall be accelerated and must be paid to Coincheck with immediate effect.

3.	Should any of the events in the clauses in Article 16-1 apply resulting in the cancellation of the user’s registration, then Coincheck may, with no prior notification and at a time of its own choose, sell all of the crypto asset in the User Account and, having deducted the withdrawal fees and similar, repay the proceeds in Japanese Yen into the Registered User’s transfer bank account, if such bank account has been registered with Coincheck.

4.	Coincheck shall not be responsible for damages incurred by the Registered User as a result of any action taken in accordance with Article 16.

5.	Registered Users can suspend and terminate their own registration by notifying Coincheck in advance in the manner prescribed by Coincheck.

6.	In the event that registration is temporary suspended , canceled or terminated ( except for the previous 5. )pursuant to Article 16, Coincheck is under no obligation to explain the reason to the Registered User. Furthermore, in this event, Coincheck is under no obligation to return any documentation received from the Registered User prior to the suspension or cancellation.

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Article 17. Disclaimers

1.	Coincheck does not provide any guarantees regarding the value, function, destination, or use of the crypto asset. In addition, Coincheck does not provide any guarantee to registered users for matters not specified in these Terms.

2.	Coincheck provides services for buying and selling Crypto asset, and does not guarantee that there is no reason to invalidate, cancel, or other reasons that prevent the establishment or validity of the contract.

3.	Registered Users are responsible for investigating whether or not they are in breach of any user- applicable statutory laws and regulations, or any internal regulations created by trade associations when using the Services, and are also liable for any costs incurred in such investigations. Coincheck makes no guarantee that the use of the Services by Registered Users conforms to any user-applicable statutory laws and regulations, or any internal regulations created by trade associations.

4.	Registered users are responsible for processing and resolving transactions, communications, disputes, etc. that occur between registered users and other registered users or third parties in connection with the Service or our website.

5.	Coincheck does not guarantee that there will be no interruption, suspension, termination, unavailability or change of the Service provided by the Company. In addition, the registered user shall be responsible for handling the deletion or loss of the registered user’s message or information by the registered user, the cancellation of the registered user’s registration by the registered user, the loss of data by the registered user, or equipment failure or damage.

6.	Coincheck does not guarantee for any information obtained from any website other than our website, even if links are provided to the other website from the Coincheck Website or vice-versa.

7.	Coincheck may refuse to execute or contract crypto asset orders placed by Registered Users, or may cancel such contracts, if it deems there to be a clear and significant difference between indicated rates and actual rates due to a systems malfunction. Furthermore, Coincheck will notify Registered Users as soon as possible regarding the method used in this process to cancel and correct contracts and the amount of adjusted profit/loss, based on its reasonable judgment.

8.	Coincheck does not guarantee for no future enactment and or amendments in legislation, cabinet orders, regulations, rules, orders, notices, prefectural ordinances, guidelines, or other regulations on crypto asset (hereinafter referred to as “Legislation, etc.”); or in tax systems, including consumption tax.

9.	Coincheck shall not be responsible for any retrospective compensation if Registered Users incur damages as a result of the retrospective application of future enactments or amendments in Legislation, etc., or related tax systems (including consumption tax) concerning crypto asset.

10.	Coincheck does not offer any guarantees concerning the value, stability, or legality of crypto asset themselves.

11.	Coincheck shall not be liable for any losses incurred due to delays or cancellations of transmissions caused by incomplete or doubt about Resitered User’s information or recipient information, including crypto asset addresses, entered by Registered Users for transmitting crypto assets.

12.	Regardless of the provisions of the preceding paragraphs, in the event that Coincheck should provide compensation to registered users (limited to individuals other than those who become parties to the contract as a business or for business due to reasons attributable to the Company due to services provided by the Company), The scope of compensation for damages incurred by the Company was actually caused directly by the Company’s actions, unless the Company had intentional or gross negligence. Limited to damages, and up to the total amount of fees set forth in Article 7, Paragraph 1 received from registered users for one month retroactively from the time the damage occurred.

13.	Regardless of the provisions of paragraphs 1 to 10, in the event of damage for registered users (only if they become parties to a contract as a business or for a business due to services provided by the Company which is excluded for consumer contract law ), the Company shall not be liable to the registered user unless the Company has intentional or serious negligence.

Article 18. Non-Disclosure

1.	In these Terms, “Confidential Information” shall mean all information on Coincheck’s technology, business, services, finances, organization, and other matters that have been provided, disclosed, or otherwise made known to the Registered User by Coincheck in connection with these Terms or the Services; whether in writing, verbally, or on recorded media or similar. Notwithstanding the foregoing, the following information are not included in Confidential Information:

(1)	Information that was either already general knowledge in the public domain, or already known at the timeit was provided/disclosed by Coincheck or at the time it was made known;

(2)	Information that entered the public domain through a publication or by some other means that was not the fault of the Registered User after it had been provided/disclosed by Coincheck or made known;

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(3)	Information legally obtained from a third party with the authority to provide or disclose it, with no obligation of confidentiality attached;

(4)	Information developed independently without the use of Confidential Information; and

(5)	Information not required to be kept confidential, as confirmed in writing by Coincheck.

2.	Registered Users shall only use Confidential Information for the purpose of using the Services; in addition to which they shall not provide, disclose, or leak Coincheck’s Confidential Information to any third party without Coincheck’s written consent.

3.	Notwithstanding the provisions of Article 18-2, Registered Users may disclose Confidential Information as ordered, demanded, or requested under the law, or by a court or government agency. However, in the event of any such order, demand, or request, the Registered User must promptly notify Coincheck of the fact.

4.	Whenever requested by Coincheck, Registered Users must comply with Coincheck’s instructions and either return or destroy Confidential Information and written documents, other recording media, and all copies of the same that describe or contain Confidential Information.

Article 19. Amendments to the Terms, etc.

1.	Coincheck may change the content of the Services at its own discretion.

2.	Coincheck may amend these Terms (including the Manual on its Services, guidelines, policies, matters to note and other individual regulations, etc. published on the Coincheck Website; to mean the same hereinafter in this paragraph).

3.	When amending these Terms, Coincheck will issue notice to that effect with details of the amendments and the effective date of the amendments. Registered Users shall be deemed to have agreed to the amendments if they use the Services after the date the amendments take effect, or if they have not implemented the procedures to cancel registration within the time frame prescribed by Coincheck.

Article 20. Notices, etc.

1.	Any inquiries about our Services, other contact or notices to Coincheck from Registered Users, notice of amendments to these Terms, and any other contact or notices from Coincheck to Registered Users, shall be done in the manner prescribed by Coincheck.

Article 21. Assignment of Terms, etc.

1.	Registered Users shall not assign, transfer, pledge as collateral, or otherwise dispose of their status under the Service Agreement, or their rights and obligations under these Terms, to any third party without the prior written consent of Coincheck.

2.	In the event that Coincheck assigns the business related to the Services to another company, it may transfer the status under the Service Agreement, the rights and obligations under these Terms, Registered Information on the Registered User, and all other customer information to the assignee at the time of the assignment; and the Registered User shall be deemed to have agreed in advance to this paragraph in regard to the assignment. Note that the business assignment prescribed in this paragraph shall include not only normal business assignments but also corporate splits and various other types of business transfer.

Article 22. Governing Law and Court with Exclusive Jurisdiction

1.	These Terms shall be governed by the laws of Japan, and the first court with exclusive jurisdiction over any disputes arising from, or related to, these Terms shall be either the Tokyo Summary Court, or the Tokyo District Court.

Article 23. Consultation

1.	Coincheck and Registered Users shall consult with each other in all good faith to try and promptly resolve any doubts regarding matters not stipulated in these Terms or the interpretation of these Terms.

May 30, 2023

Coincheck Inc.

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